Xiaoyan Liao

SKK Holdings Limited

27 First Lok Yang Road

Singapore 629735

May 6, 2025

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Blake Grady
Nicholas Panos
Division of Corporate Finance
Office of Mergers & Acquisitions

Re:	SKK Holdings Limited (the “Company”)
Schedule 13D filed on February 27, 2025 by Xiaoyan Liao File No. 005-94899

Ladies and gentlemen:

I am receipt of the letter from the Securities and Exchange Commission (the “SEC”) dated April 21, 2025. I have restated the questions and provided my responses below.

Schedule 13D filed February 27, 2025

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on February 27, 2025, was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

I respectfully advise the SEC that Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires a filing of Schedule 13D only upon the “acquisition” of equity securities of a class registered under Section 12. I note, however, that my holdings as a pre-IPO investor qualify me as an “exempt investor” and therefore I am able to file a Schedule 13G - SEC C&DI 101.01 [Sept. 14, 2009] provides that a security holder owning over five percent of a class of securities prior to going effective and that has not added any securities to its holdings since the effective date may report its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d). The Schedule 13G should be filed within 45 days after the end of the calendar quarter in which the Exchange Act registration becomes effective.

As the founder of the Company, I held 8,223,713 shares at the time the Company’s registration statement became effective on September 18, 2024. I disposed of 400,000 shares as a selling shareholder in the initial public offering, as described in the registration statement filed by the Company in connection with the initial public offering. I have neither acquired nor disposed of additional shares since this date and currently still hold 7,823,713 shares as I did immediately after the disposition of 400,000 shares in connection with the Company’s initial public offering.

The end of the calendar quarter in which the registration of the Company’s ordinary shares occurred was December 31, 2024. As such, the deadline to file the Schedule 13G was February 14, 2025 in accordance with Rule 13d-1(d). I incorrectly attempted to submit a Schedule 13D (instead of a Schedule 13G) on February 14, 2025 and it was rejected because I did not submit it under my individual Form ID due to a miscommunication between my legal counsel and the EDGAR service provider. I then processed my Form ID application and received my Form ID on February 27,. 2025, at which time I promptly submitted the Schedule 13D.

Since I am able to report my holdings on a Schedule 13G, I will submit a Schedule 13G and make a notation on the filing that this filing is intended to supersede the prior Schedule 13D that I submitted in February.

2.	The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

As a security holder subject to Rule 13d-1(d), the basis to determine the filing deadline for the Schedule 13G was within 45 days of the end of the calendar quarter in which the class of shares I held were registered. Since the ordinary shares of the Company were registered in October 2024, the end of the calendar quarter was December 31, 2024. As such, this is the date that I referenced as the event date that was the basis for filing the schedule to report my beneficial ownership. I filed a Schedule 13D at this time instead of a Schedule 13G and as noted above, will file a Schedule 13G concurrently with this correspondence to report my beneficial ownership.

Item 3, page 1

3.	Please amend the disclosure provided in Item 3 of your Schedule 13D to include the amount of funds used to purchase the reported Ordinary Shares. Refer to Item 3 of Schedule 13D.

As noted above, I have submitted a Schedule 13G, which does not require disclosure regarding the amount of funds used to purchase the reported Ordinary Shares. The Schedule 13G I am filing concurrently with this correspondence will supersede the Schedule 13D that was previously in lieu of amending the Schedule 13D.

Schedule 13D.

Item 5, page 1

4.	We note your disclosure of “[n]one” in Item 5(c) of your Schedule 13D. Item 5(c), however, requires that each beneficial owner “describe any transactions in the class of securities reported on that were effected during the past sixty days.” Please revise to provide the requisite disclosure for each filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;(3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

I respectfully note that I have not acquired or disposed of any class of securities of the Company since the time of the Company’s initial public offering, at which time I disposed of 400,000 shares as part of the underwritten public offering. Since the initial public offering, I have held 7,823,713 shares and I continue to hold 7,823,713 shares as I have not acquired nor disposed of any shares since that time.

As an “exempt investor” subject to Rule 13-d-1(d), I understand that if I acquire additional ordinary shares in the Company, I must evaluate whether I am still eligible to rely on Rules 13d-1(b) or 13d-1(c) to continue to report on Schedule 13G if the most recent acquisition (by adding to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of the most recent acquisition to determine if the acquisitions aggregate to more than two percent of the class of such securities) in accordance with Section 13(d)(6)(B) of the Exchange Act.

If you have any questions regarding this response, please contact R. Joilene Wood at (415) 305-4651 or David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Xiaoyan Liao
Name:	Xiaoyan Liao

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC